

Mail Stop 3561

January 26, 2009

<u>Via U.S. mail and facsimile</u>

Andrew J. Kohut, President
Chesapeake Corporation
1021 East Cary street
Richmond, VA 23219

RE: Chesapeake Corporation
Form 10-K for Fiscal Year Ended December 30, 2007
File No. 1-3203

Dear Mr. Kohut:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services